EXHIBIT 3(ii).1

AMENDMENT DATED MARCH 1, 2012
TO THE AMENDED AND RESTATED BYLAWS OF
INUVO, INC.
(FORMERLY KNOWN AS KOWABUNGA! INC.)

On October 16, 2011, Inuvo, Inc., a Nevada corporation formerly known as Kowabunga! Inc. (the “Corporation”) entered into an Agreement and Plan of Merger by and between the Corporation, Anhinga Merger Subsidiary, Inc., a Delaware corporation, the Corporation’s recently formed wholly owned subsidiary (the “Merger Sub”) and Vertro, Inc., a Delaware corporation (“Vertro”) and associated disclosure schedules (the “Merger Agreement”), pursuant to which the Merger Sub would merge with and into Vertro and Vertro would be the surviving corporation and a wholly owned subsidiary of the Corporation (the “Merger”) upon the terms and conditions set forth in the Merger Agreement.  On November 19, 2011 the Corporation’s Board of Directors adopted the following amendments to the Corporation’s Amended and Restated Bylaws, the effectiveness of which such approval was contingent upon the approval of the Corporation’s stockholders of the Merger and the closing of the Merger as contemplated by the Merger Agreement.  On February 29, 2012 the Merger was approved by the Corporation’s stockholders and on March 1, 2012 the Merger closed.  Accordingly, the Corporation’s Amended and Restated Bylaws are amended as set forth below effective as of March 1, 2012.

Article I - Offices is hereby amended to change the registered agent and registered office of the Corporation to Corporation Service Company, 502 E. John Street, Carson City, NV  89706.

Paragraph 2 - Number, Tenure and Qualifications of Article III - Board of Directors is hereby amended to provide that the Board of Directors shall be comprised of seven members.

Paragraph 1 - Number of Article IV - Officers is hereby amended to provide that the officers of the Corporation shall include an executive chairman.

A new Paragraph 5 - Executive Chairman as set forth below is added to Article IV - Officers.

5.           Executive Chairman.

The executive chairman of the board shall be an officer and employee of the corporation. The executive chairman of the board: (i) if present, preside at all meetings of the board of directors and of the stockholders and shall organize and coordinate the board’s activities, (ii) shall report directly to the board of directors and shall provide strategic advice to the board, (iii) shall provide advice and counsel to the chief executive officer related to performance evaluations of members of the corporation’s senior management, other than the chief executive officer, (iv) shall develop and lead the corporation’s strategic direction related to innovation, mergers and/or acquisitions and capital raises (v) may sign and execute any document, deed, paper, mortgage, bond, stock certificate, contract or other instrument or obligation in the name and on behalf of the corporation, except in cases where the execution thereof shall be expressly delegated by the board or by these by-laws to some other officer or agent of the corporation or shall be required by law to be otherwise executed; (vi) during the time of any vacancy in the office of chief executive officer or in the event of the absence or disability of the chief executive officer, the executive chairman shall have the duties and powers of the chief executive officer unless otherwise determined by the board of directors, and (vii) shall, in general, perform all duties as may be prescribed by these by-laws or assigned to him by the board from time to time.

Paragraph 5 - President of Article IV - Officers is renumbered to become Paragraph 6 and the second sentence is deleted in its entirety.

In order to accommodate the addition of the new Paragraph 5, the balance of the Paragraphs in Article IV - Officers are renumbered as follows:

Prior Paragraph Number	New Paragraph Number

Paragraph 6 - Vice President	Paragraph 7 - Vice President
Paragraph 7 - Secretary	Paragraph 8 - Secretary
Paragraph 8 - Treasurer	Paragraph 9 - Treasurer
Paragraph 9 - Salaries	Paragraph 10 - Salaries

Except as set forth in this Amendment, all other provisions of the Corporation’s Amended and Restated Bylaws remain in full force and effect.

March 1, 2012	Inuvo, Inc.

	By:	/s/ Wallace D. Ruiz
Wallace D. Ruiz, Chief Financial Officer